UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Second Quarter 2023 Financial Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2023

NOVA LTD.
(Registrant)
By: /s/ Dror David

Dror David
Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Second Quarter 2023 Financial Results

Rehovot, Israel - August 03, 2023 - Nova (Nasdaq: NVMI) today announced financial results for the second quarter, the three-month period ended June 30, 2023.

Second Quarter 2023 Highlights:

•	Quarterly revenue of $122.7 million, above the midpoint of guidance range of $117 to $125 million and down 13% year over year.
•	GAAP net income of $29.9 million, or $0.94 per diluted share, higher than the company guidance of $0.75 to $0.89 and down 14% year over year on a per-share basis.
•	Non-GAAP net income of $33.8 million, or $1.06 per diluted share, reaching the top of the company’s guidance range of $0.92 to $1.06 and down 15% year over year on a per-share basis.
•	Continued adoption of advanced dimensional and materials product portfolio, including the Elipson and multiple procurements of Nova’s newest Veraflex model by a leading Memory customer.
•	Heightened interest in Nova’s unique technology offerings, including advanced packaging solutions, manifested by multiple evaluation processes at leading customers.

GAAP Results (K)

	Q2 2023	Q1 2023	Q2 2022
Revenues	$122,702	$132,193	$141,628
Net Income	$29,926	$34,627	$34,878
Earnings per Diluted Share	$0.94	$1.09	$1.09

Non-GAAP Results (K)

	Q2 2023	Q1 2023	Q2 2022
Net Income	$33,814	$39,075	$39,546
Earnings per Diluted Share	$1.06	$1.23	$1.24

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

“Nova's results for the quarter met our expectations, highlighting the resilience of our portfolio, our wide exposure to new advanced applications, a well-maintained operational model, an effective combination of customers' focus and our roadmap of continuous investment in every division,” said Gaby Waisman, President and CEO. “The value of our broad Materials and Dimensional portfolio propels increased traction with several notable achievements this quarter, including new penetrations and additional orders following successful evaluations of our new portfolio products. These opportunities will allow us to broaden our position and capitalize on larger opportunities once the industry fully recovers.”

2023 Third Quarter Financial Outlook

Management provided an outlook for the third quarter, the period ending September 30, 2023. Based on current estimates, management expects:

•	$119 million to $126 million in revenue

•	$0.83 to $0.94 in diluted GAAP EPS

•	$1.02 to $1.13 in diluted non-GAAP EPS

2023 Second Quarter Results

Total revenues for the second quarter of 2023 were $122.7 million, a decrease of 7% compared with the first quarter of 2023 and a decrease of 13% compared with the second quarter of 2022.

Gross margin in the second quarter of 2023 was 57%, compared with 58% in the first quarter of 2023 and 56% in the second quarter of 2022.

Operating expenses in the second quarter of 2023 were $40.9 million, compared with $41.5 million in the first quarter of 2023 and $42.1 million in the second quarter of 2022.

On a GAAP basis, the Company reported net income of $29.9 million, or $0.94 per diluted share, in the second quarter of 2023. This is compared with net income of $34.6 million, or $1.09 per diluted share, in the first quarter of 2023, and net income of $34.9 million, or $1.09 per diluted share, in the second quarter of 2022.

On a non-GAAP basis, the Company reported net income of $33.8 million, or $1.06 per diluted share, in the second quarter of 2023. This is compared with net income of $39.1 million, or $1.23 per diluted share, in the first quarter of 2023, and net income of $39.5 million, or $1.24 per diluted share, in the second quarter of 2022.

Conference Call Information

Nova will host a conference call today, August 03, 2023, at 8:30 a.m. Eastern Time, to discuss the Company’s second quarter 2023 financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-877-300-8521
ISRAEL TOLL-FREE Dial-in Number: 1809-213-284
INTERNATIONAL Dial-in Number: 1-412-317-6026

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from August 3, 2023, at 11:30 a.m. Eastern Time until August 10, 2023, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S. TOLL-FREE: 1-844-512-2921
Replay Dial-in INTERNATIONAL : 1-412-317-6671
Replay Pin Number: 10180161

A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, acquisition-related expenses, inventory step-up and contingent consideration revaluation, stock-based compensation expenses, revaluation of operating lease liabilities, amortization of debt discount and issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to rapid technological change; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 28, 2023. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	June 30,	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	129,190	111,121
Short-term interest-bearing bank deposits	99,036	95,305
Marketable securities	188,163	167,073
Trade accounts receivable, net	82,904	109,320
Inventories	149,001	116,600
Other current assets	16,220	13,527
Total current assets	664,514	612,946

Non-current assets
Marketable securities	148,379	153,462
Interest-bearing bank deposits and restricted cash	5,971	2,083
Deferred tax assets	23,756	20,097
Operating lease right-of-use assets	43,134	44,885
Property plant and equipment, net	60,471	55,886
Intangible assets, net	41,434	43,586
Goodwill	49,539	49,009
Other long-term assets	1,906	2,151
Total non-current assets	374,590	371,159
Total assets	1,039,104	984,105

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	197,030	-
Trade accounts payable	35,951	42,732
Deferred revenues	27,181	30,543
Operating lease current liabilities	5,728	5,968
Other current liabilities	47,323	54,825
Total current liabilities	313,213	134,068

Non-current liabilities
Convertible senior notes, net	-	196,394
Operating lease long-term liabilities	40,564	43,697
Long-term deferred tax liability	11,675	12,190
Other long-term liabilities	11,324	10,793
Total non-current liabilities	63,563	263,074
Shareholders' equity	662,328	586,963
Total liabilities and shareholders' equity	1,039,104	984,105

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenues:
Products	95,627	114,120	200,958	224,032
Services	27,075	27,508	53,937	51,553
Total revenues	122,702	141,628	254,895	275,585
Total cost of revenues	53,044	62,595	107,971	121,877

Gross profit	69,658	79,033	146,924	153,708

Operating expenses:
Research and development, net	22,413	22,115	45,381	41,244
Sales and marketing	12,927	12,500	26,449	24,884
General and administrative	5,602	7,455	10,641	13,511
Total operating expenses	40,942	42,070	82,471	79,639

Operating income	28,716	36,963	64,453	74,069
Financing income, net	5,628	3,568	10,356	4,786

Income before taxes on income	34,344	40,531	74,809	78,855
Income tax expenses	4,418	5,653	10,256	9,815
Net income for the period	29,926	34,878	64,553	69,040

Earnings per share:
Basic	1.04	1.22	2.25	2.41
Diluted	0.94	1.09	2.02	2.16

Shares used in calculation of earnings per share (in thousands):
Basic	28,766	28,688	28,706	28,662
Diluted	31,928	31,902	31,927	31,963

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Cash flows from operating activities:

Net income	29,926	34,878	64,553	69,040

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,476	2,001	4,816	4,036
Amortization of intangible assets	1,475	1,513	2,919	3,126
Amortization of premium and accretion of discount on marketable securities, net	(621)	715	(1,049)	1,544
Amortization of debt discount and issuance costs	320	318	636	638
Share-based compensation	3,667	4,072	8,061	7,932
Net effect of exchange rate fluctuation	407	2,178	1,756	2,971
Changes in assets and liabilities:
Trade accounts receivable, net	18,064	(17,264)	26,681	(16,794)
Inventories	(14,689)	(5,637)	(35,024)	(12,535)
Other current and long-term assets	5,513	7,925	(2,718)	(8,071)
Deferred tax assets, net	(2,406)	(2,331)	(4,343)	(4,940)
Operating lease right-of-use assets	839	1,123	1,641	2,035
Trade accounts payable	(7,773)	881	(7,273)	(1,060)
Deferred revenues	(3,055)	5,266	(3,368)	4,522
Operating lease liabilities	(1,617)	(4,332)	(3,262)	(5,138)
Other current and long-term liabilities	(8,288)	(6,234)	(6,618)	(9,385)
Accrued severance pay, net	(71)	10	(169)	71
Net cash provided by operating activities	24,167	25,082	47,239	37,992

Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	-	-	-	(78,469)
Change in short-term and long-term interest-bearing bank deposits	14,452	66,872	(8,610)	116,504
Investment in marketable securities	(44,458)	(34,691)	(98,140)	(51,527)
Proceeds from maturity of marketable securities	42,423	18,428	84,315	34,198
Purchase of property and equipment	(3,274)	(4,239)	(6,032)	(7,957)
Net cash provided by (used in) investing activities	9,143	46,370	(28,467)	12,749

Cash flows from financing activities:
Purchases of treasury shares	-	(4,270)	(112)	(4,270)
Proceeds from exercise of options	115	82	115	82
Net cash provided by (used in) financing activities	115	(4,188)	3	(4,188)

Effect of exchange rate fluctuations on cash and cash equivalents	(310)	(2,160)	(1,306)	(2,954)

Changes in cash and cash equivalents and restricted cash	33,115	65,104	17,469	43,599
Cash and cash equivalents and restricted cash -beginning of period	96,075	105,193	111,721	126,698
Cash and cash equivalents - end of period	129,190	170,297	129,190	170,297

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	June 30, 2023	March 31, 2023	June 30, 2022
GAAP gross profit	69,658	77,266	79,033
Stock-based compensation*	1,071	1,165	1,021
Amortization of acquired intangible assets	1,368	1,338	1,355
Acquisition related inventory step-up	-	-	366
Non-GAAP gross profit	72,097	79,769	81,775
GAAP gross margin as a percentage of revenues	57%	58%	56%
Non-GAAP gross margin as a percentage of revenues	59%	60%	58%

GAAP operating income	28,716	35,737	36,963
Stock-based compensation*	3,667	4,394	4,072
Acquisition-related inventory step-up	-	-	366
Acquisition-related expenses and contingent consideration revaluation	-	-	2,392
Amortization of acquired intangible assets	1,475	1,444	1,513
Non-GAAP operating income	33,858	41,575	45,306
GAAP operating margin as a percentage of revenues	23%	27%	26%
Non-GAAP operating margin as a percentage of revenues	28%	31%	32%

GAAP net income	29,926	34,627	34,878
Stock-based compensation*	3,667	4,394	4,072
Acquisition-related inventory step-up	-	-	366
Acquisition-related expenses and contingent consideration revaluation	-	-	2,392
Amortization of acquired intangible assets	1,475	1,444	1,513
Amortization of debt discount and issuance costs	320	316	318
Revaluation of operating lease liabilities	(768)	(822)	(3,350)
Tax effect of non-GAAP adjustments	(806)	(884)	(643)
Non-GAAP net income	33,814	39,075	39,546

GAAP basic earnings per share	1.04	1.21	1.22
Non-GAAP basic earnings per share	1.18	1.36	1.38

GAAP diluted earnings per share	0.94	1.09	1.09
Non-GAAP diluted earnings per share	1.06	1.23	1.24

Shares used for calculation of earnings per share (in thousands):
Basic	28,766	28,678	28,688
Diluted	31,928	31,824	31,902

* Stock-based compensation for the three months ended June 30, 2023, included in – Cost of revenues - 1,071; Research and development, net – 1,403; Sales and marketing – 688; General and administrative – 505.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF SECOND QUARTER 2023
GAAP TO NON-GAAP GUIDANCE
(U.S. dollars) (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	0.83	0.94
Estimated non-GAAP items:
Stock-based compensation	0.18	0.18
Amortization of acquired intangible assets	0.04	0.04
Amortization of issuance costs	0.01	0.01
Tax effect of non-GAAP adjustments	(0.04)	(0.04)
Estimated non-GAAP net income per diluted share	1.02	1.13